SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 2)*
E-House (China) Holdings Limited
(Name of Issuer)
Ordinary shares, par value US$0.001 per share
(Title of Class of Securities)
26852W103
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Offshore Long Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kylin Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ted Kang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON

IN, HC

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31,2015.
Item 1(a).	Name of Issuer:
E-House (China) Holdings Limited (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
Qiushi Building, 11/F
No.383 Guangyan Road, Zhabei District
Shanghai 200072
People's Republic of China

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
-	Kylin Offshore Master Fund Ltd. ("Offshore Fund")

-	Kylin Offshore Long Master Fund Ltd. ("Offshore Long Fund")

-	Kylin Management LLC ("Kylin Management")

-	Mr. Ted Kang ("Mr. Kang")

Kylin Management, which is controlled by Mr. Kang, is the investment manager of the Offshore Fund, the Offshore Long Fund and other accounts it separately manages (the "Separately Managed Accounts").  Kylin Management and Mr. Kang may each be deemed to have voting and dispositive power with respect to the Ordinary Shares (as defined below) held by the Offshore Fund, the Offshore Long Fund and the Separately Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Kylin Management  and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017.
The business address of the Offshore Fund and Offshore Long Fund is c/o Citco (Canada) Inc. 2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.
Item 2(c).	Citizenship:
Mr. Kang is a citizen of the United States.
Kylin Management is a limited liability company formed under the laws of the State of Delaware.
The Offshore Fund and the Offshore Long Fund are each a company formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Ordinary shares, par value $0.001 per share (the "Ordinary Shares")

Item 2(e).	CUSIP Number:
26852W103
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                         (a)            Amount beneficially owned:
As of the close of business on December 31, 2015, the Reporting Persons no longer owned any shares of Ordinary Shares.

(b)	Percent of Class:

Not applicable.

(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Ordinary Shares:
            See Cover Pages Items 5-9.
(ii)           Shared power to vote or to direct the vote of Ordinary Shares:
             See Cover Pages Items 5-9.
(iii)           Sole power to dispose or to direct the disposition of Ordinary Shares:
              See Cover Pages Items 5-9.
(iv)           Shared power to dispose or to direct the disposition of Ordinary Shares:
             See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 14, 2014.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 16, 2016
KYLIN OFFSHORE MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By: /s/ Paul Guggenheimer
                               Paul Guggenheimer, Chief Financial Officer
KYLIN OFFSHORE LONG MASTER FUND LTD.
By: Kylin Management LLC, as Investment Manager

By: /s/ Paul Guggenheimer
                               Paul Guggenheimer, Chief Financial Officer
KYLIN MANAGEMENT LLC

By: /s/ Paul Guggenheimer
            Paul Guggenheimer, Chief Financial Officer

/s/ Paul Guggenheimer
     Paul Guggenheimer, as Attorney-in-Fact
     For Ted Kang